Filed pursuant to Rule 424(b)(3)

Registration File No. 333-250027

united states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ministry Partners Investment Company, LLC

(Exact name of registrant as specified in its charter)

California	6199	26-3959348
(State of or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 West Imperial Highway, Suite 120

Brea, California 92821

(800) 753-6742

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOSEPH W. TURNER, JR.

Chief Executive Officer, President

915 West Imperial Highway, Suite 120

Brea, California 92821

(800) 753-6742

(Name, address and telephone number of agent for service)

With copies to:

RANDY K. STERNS, ESQ.

BUSH ROSS, P.A.

1801 N. Highland Avenue

Tampa, Florida 33602

(813) 224-9255

As soon as practicable after the Registration Statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities act. ☐

The Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

SEC File no. 333-250027

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to Form S-1 (File No. 333-250027) of Ministry Partners Investment Company, LLC is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “1933 Act”), solely to add Exhibit 10.47. The Master Client Referral Agreement permits registered investment advisory firms to participate as selling agents in the offering.  This Post-Effective Amendment does not modify any other part of the Registration Statement other than supplementary Item 16 of Part II as set forth below.  This Post-Effective Amendment No. 8 consists only of the facing page, this explanatory note, Part II of the Registration Statement, and Exhibit 10.47.  Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 8 shall become effective upon filing with the U.S. Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16. Exhibits.

(a) Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
10.47	Client Referrals Agreement (*)

_____________________________

*	Filed herewith

Part II, Page 1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brea, State of California, on August 2, 2023.

MINISTRY PARTNERS INVESTMENT COMPANY, LLC
(Registrant)
By: /s/ Joseph W. Turner Jr.
Joseph W. Turner Jr.
Chief Executive Officer, President

Part II, Page 2

Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Joseph W. Turner, Jr., as his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement on Form S-1 of Ministry Partners Investment Company, LLC and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Michael Lee R. Michael Lee by Joseph W. Turner, Jr, his attorney-in-fact	Chairman of the Board of Managers	August 2, 2023

/s/ Joseph W. Turner, Jr Joseph W. Turner, Jr	Principal Executive Officer and President,	August 2, 2023

/s/ Brian S. Barbre Brian S. Barbre	Senior Vice President, Principal Financial Officer, and Principal Accounting Officer	August 2, 2023

/s/ Van C. Elliott Van C. Elliott by Joseph W. Turner, Jr, his attorney-in-fact	Secretary, Manager	August 2, 2023

/s/ Juli Anne S. Lawrence Juli Anne S. Lawrence by Joseph W. Turner, Jr, her attorney-in-fact	Manager	August 2, 2023

1

/s/ Jerrod L. Foresman Jerrod L. Foresman by Joseph W. Turner, Jr, his attorney-in-fact	Manager	August 2, 2023

/s/ Guy A. Messick Guy A. Messick by Joseph W. Turner, Jr, his attorney-in-fact	Manager	August 2, 2023

Part II, Page 3